Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

Bank of Hawaii Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Title of Each Class of Securities to be Registered(1)	Fee Calculation or Carry Forward Rule	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Fee Rate(2)	Amount of Registration Fee(2)

Newly Registered Securities

Fees to be Paid	Equity	Common stock, par value $0.01 per share	457(o)

	Equity	Preferred stock, par value $0.01 per share	457(o)

	Equity	Depositary Shares(3)	457(o)

	Other	Warrants	457(o)

	Other	Purchase Contracts of Bank of Hawaii Corporation

	Other	Units(4)	457(o)

Fees Previously Paid	—	—	—	—	—	—	—	—

Carry Forward Securities

Carry Forward Securities	—	—	—	—	—	—	—	—

Total Offering Amounts

Total Fees Previously Paid

Total Fee Offsets

Net Fee Due

(1)

This registration covers an indeterminate number of securities of each identified class of the Registrant as may from time to time be issued at indeterminate prices. Any registered securities may be sold separately or as units with other securities registered under this registration statement. In addition, the securities may be sold in either primary or secondary offerings.

(2)

In accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is deferring payment of the registration fee and will pay the registration fee on a pay-as-you-go basis.

(3)	Such indeterminate number of Depositary Shares to be evidenced by depositary receipts issued pursuant to a deposit agreement.
(4)

Any securities registered hereunder may be sold as units with other securities registered hereunder; each unit will be issued under a unit agreement and will represent an interest in two or more securities, which may or may not be separable from one another.